SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                     _______

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For February 12, 2003

                         Commission File Number: 1-14732

                             National Steel Company
                 (Translation of registrant's name into English)

                        Rua Lauro Muller, 116 - 36o andar
                           Rio de Janeiro, RJ - Brazil
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F
                                    ----            ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No  X
                                 -----       -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

         This Report contains English translations of:

o Notice of a special shareholders' meeting to be held on February 28, 2003, at which the shareholders will vote on a proposal to transfer to CSN the plant in Parana state constructed by the Company's subsidiary, CISA-CSN Industria de Acos Revestidos S.A. ("CISA"), to produce plain and formed galvalume and pre-painted steel products for the construction and home appliance industries in Brazil, leaving CISA with a service center and a distribution facility.

o A fato relevante ("relevant fact") describing the foregoing proposal. If effected, this transaction will not have an impact on the Company's consolidated financial statements prepared in accordance with Brazilian Corporate Law or US GAAP.

o A fato relevante ("relevant fact") announcing that the previously announced plan to transfer the Company's thermoelectric co-generation power plant at the Presidente Vargas Steelworks to a separate subsidiary had been cancelled. The cancellation does not affect the previously announced recognition in 2002 of a R$508.4 million increase in the value of the plant as a result of a new appraisal of the plant approved by shareholders on December 19, 2002, increasing its carrying value and the equity accounts by that amount in the Company's financial statements prepared in accordance with Brazilian Corporate Law. Such appraisal does not have an impact on the Company's USGAAP Financial Statements.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Companhia Siderurgica Nacional



                                        By: /s/  Otavio de Garcia Lazcano
                                           -------------------------------------
                                        Name:  Otavio de Garcia Lazcano
                                        Title: Principal Financial Officer



Dated:  February 12, 2003

                                 NOTICE TO CALL

                                 SPECIAL MEETING


The Shareholders of COMPANHIA SIDERURGICA NACIONAL are hereby called to appear at a Special Meeting on February 28, 2003, at 8:30 a.m., in the company headquarters located at Rua Lauro Muller, 116, 36th floor, in order to deliberate on the following agenda:

(i)    Approve  the  Protocol  and   Justification  of  partial  Split-off  with
       Incorporation of part of the equity of its controlled company CISA-CSN Industria de Acos Revestidos S.A. ("CISA") into the Company;

(ii) Approve the Appraisal Report prepared by Ribeiro & Associados Consultoria e Contabilidade S/C Ltda.;

(iii) Approve the incorporation of CISA split equity into the Company, with no increase of the Company capital stock.

Those Shareholders, whose shares are under custody, are requested to present the documents provided for in Item IV of Article 126 of Law 6404/76, as well as those wishing to be represented by an Attorney would please observe the provision in Paragraph One of same article.


                       Rio de Janeiro, February 12, 2003.


                               Benjamin Steinbruch
                       Chairman of the Board of Directors

RELEVANT FACT
-------------


COMPANHIA SIDERURGICA NACIONAL, a stock company, with head office at Rua Lauro Muller, No. 116, 36th floor and suite 3702, in the City of Rio de Janeiro/RJ, enrolled with the National Registry of Legal Entities (CNPJ) under No. 33.042.730/0001-04 ("CSN"), hereby informs that, in order to promote key activities, the effectiveness and competitiveness of the companies involved, CSN's and CISA-CSN Industria de Acos Revestidos S.A., a private law legal entity, closed capital stock company, with head office in the City of Araucaria, State of Parana, at Rodovia PR 423, No. 00, enrolled with the National Registry of Legal Entities (CNPJ) under No.02.737.015/0001-62 ("CISA"), have entered into CISA's partial Split-off Justification Protocol with incorporation of CISA's equity split portion into CSN.

Such operation shall result in the segregation of the activities carried out by both companies, and the activities relative to the metallurgical industry shall be carried out by CSN, while CISA will remain with the distribution and service center operation, whose action, in the steel product market, is targeted at the retailer segment. By centralizing the production activity at CSN and distribution and service center at CISA, there will be an optimization of resources for both companies, allowing more efficiency to the processes, causing them to be more competitive.

Thus, CSN's Board of Directors, has called a Special General Meeting to this date, in order to deliberate on the partial Split off Justification Protocol with Incorporation, the Appraisal Report, prepared by Ribeiro & Associados Consultoria e Contabilidade S/C Ltda. and the incorporation of CISA's split equity into CSN. It must be pointed out that there will be no increase to CSN's capital stock, since CISA is already CSN's invested company.

                       Rio de Janeiro, February 12, 2003.

                               Antonio Mary Ulrich
                     Executive Officer - Investors Relations

RELEVANT FACT
-------------


COMPANHIA SIDERURGICA NACIONAL, a business corporation, with headquarters at Rua Lauro Muller, 116, 36th floor and Room 3702, in the City of Rio de Janeiro/RJ, enrolled at CNPJ under number 33.042.730/0001-04 ("CSN"), hereby informs that the sale operation of the thermal-electric plant of co-generation of electric power, steam and blown air ("CTE-II"), announced in the Relevant Fact of 12/03/2002, will not take place.

The proposal for sale, within the announced structure, was subject to a number of resolutory conditions, among which, the lenders' approval (BNDES and the pool of lending banks led by Banco Santander) the of the Financing Agreement through Opening of Credit Facility Number 98.2.292.3.1 and Number 21/98. The conditions presented by the lenders, after a long negotiation, make unfeasible the implementation of the operation in the proposed terms, since they significantly reduce the economic results that justified such operation.

Thus, we are also informing that the appraisal of land, civil constructions, machinery, equipment, facilities related to CTE-II, approved by CSN Shareholders' Meeting of 12/19/2002 implied a new total market value of nine hundred and seventy million, three hundred and thirty-two thousand, nine hundred and eighty reais (R$970.332.980,00), representing an addition of five hundred and eight million, four hundred and thirty-three thousand, seven hundred and eight reais and five cents (R$508.433.708,05) with the consequent recognition of the new evaluation amount in CSN equity accounts.

CSN will continue to pursue the best structure for the sale of the asset CTE II, preserving the current supply of electric power to its production.

                       Rio de Janeiro, February 12, 2003.


                               Antonio Mary Ulrich
                    Executive Director - Investors' Relations